Exhibit 1

For Immediate Release	18 June 2015

WPP PLC (“WPP”)

GroupM acquires Greenhouse Group B.V in The Netherlands

WPP announces that GroupM, the leading global media investment management group, has acquired Greenhouse Group in The Netherlands.

Greenhouse Group provides digital media and marketing services through its four operating companies: Blue Mango Interactive and Fresh Fruit Digital (online marketing agencies), We Are Blossom (social media), and Source Republic (SEO and content marketing).

Greenhouse Group was founded in 2007 and employs more than 150 people. Unaudited revenue for the year ended 31 December 2014 was EUR 10.1 million, with gross assets of EUR 14.1 million as at the same date.

The acquisition will further enhance GroupM’s data-driven digital marketing capabilities. Greenhouse Group will operate as a stand-alone business within GroupM and will continue to be led by CEO Marion Koopman and CFO Frank Sanders.

This investment continues WPP’s strategy of developing its services in fast-growing and important markets and sectors and strengthening its digital capabilities. WPP’s digital revenues were US$6.9 billion in 2014, representing 36% of the Group’s total revenues of US$19 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years.

Collectively, WPP’s media investment management businesses, which include GroupM, generate worldwide revenues over US$5 billion (including associates). WPP companies (including associates) in The Netherlands generate revenues of around US$300 million and employ 1,300 people.

Contact:

Feona McEwan, WPP	+ 44(0) 20 7408 2204

Chris Wade, WPP